UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **February 10, 2009**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 — Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointed of Certain Officers; Compensatory Arrangements of Certain Officers.

<u>Amendment of Compensatory Arrangement</u>

On February 10, 2009, management recommended and the Human Resources and Compensation Committee of the Board of Directors (the "Board") of HNI Corporation (the "Corporation") approved a freeze for the Corporation's 2009 fiscal year in the annual base salaries of each of the following corporate officers: Kurt A. Tjaden – Vice President and Chief Financial Officer, HNI Corporation; Bradley D. Determan – Executive Vice President, HNI Corporation and President, Hearth & Home Technologies Inc.; Jerald K. Dittmer – Executive Vice President, HNI Corporation and President, The HON Company; and Marco V. Molinari – Executive Vice President, HNI Corporation and President, HNI International Inc.

On February 11, 2009, Stan A. Askren, Chairman, President and Chief Executive Officer, HNI Corporation, recommended and the Board approved a freeze in his annual base salary for the Corporation's 2009 fiscal year. Also, on February 11, 2009, the Board approved an amendment to the terms of the annual incentive compensation awards for the Corporation's 2009 fiscal year granted under the HNI Corporation Executive Bonus Plan for each of Messrs. Askren, Tjaden, Determan, Dittmer and Molinari. The amendment relates only to the financial performance component of the annual incentive compensation award and specifically (i) reduces the percent payout level threshold from 50 percent to 25 percent and (ii) bifurcates the annual performance period into two 6-month performance periods with each period looked at separately for purposes of determining whether a threshold level of economic profit was achieved. Any resulting payout will be based on the average achievement of the two 6-month performance periods. All other terms of the Corporation's annual incentive compensation program remain as described on pages 16-19 of the Corporation's 2008 Proxy Statement filed with the Securities and Exchange Commission on March 19, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: February 17, 2009   By: /s/ Steven M. Bradford

_____

Steven M. Bradford
Vice President, General Counsel and
Secretary